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                                                                   EXHIBIT 23.1

                              CONSENT OF KPMG LLP

The Board of Directors
Costilla Energy, Inc.

We consent to the use of our reports incorporated herein by reference and to the reference to our firm under the heading "Experts" in the Prospectus. Our report dated March 23, 1999, except as to Note 18, which is as of March 31, 1999, contains an explanatory paragraph that states that the Company is experiencing difficulty in generating sufficient cash flow to meet its obligations and sustain its operations which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


                                   KPMG LLP

Midland, Texas
April 15, 1999